UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-334229

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note: Departure of Officer; Appointment of Officer.

Effective as of August 10, 2018, Mr. Mr. Geoffrey Gao Weiji, Vice President and Chief Financial Officer of Acorn International, Inc. (the “Company” or “Acorn”), resigned from the Company. Mr. Gao resigned for personal reasons, not as a result of any disagreement with the Company. Mr. Gao joined the Company in February, 2012.

Effective as of August 20, 2018, Mr. Martin Oneal Key was appointed acting Chief Financial Officer of the Company.

Mr. Key, age 38, is engaged by Roche Enterprises, Inc. and also has served as the Chief Financial Officer of Cachet Hotel Group (“Cachet”), an international hospitality branding and management company which is also part of the Roche Enterprises, Inc. group of companies, since September, 2013. Mr. Key also holds shares in Cachet. Roche Enterprises, Inc. is owned by Acorn’s Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. Mr. Jacob A. Fisch, Acorn’s Chief Executive Officer, is a shareholder and member of the Board of Directors of Cachet. The Company has brought Mr. Key on board as part of the establishment of the Roche Enterprises, Inc. (RE) Shared Services Center with the objective of providing superior back office support service to Acorn while reducing costs.

Before joining Cachet, Mr. Key served as an executive director for ARC China Holdings Limited, a Shanghai-based private-equity firm focused on investments in consumer-oriented Chinese companies, from June, 2008 to September, 2013. Mr. Key began his career as an investment banker in debt capital markets at J.P. Morgan Securities in New York, where he executed credit-facility, term-loan and corporate-bond transactions, from October, 2003 to June, 2006. Mr. Key earned a bachelor’s degree in Accounting and a Master of Science in Finance from Boston College, as well as an MBA from the UCLA Anderson School of Management.

Mr. Key has no family relationships with any director or executive officer of the Company, and there are no arrangements or understandings with any person pursuant to which he will be selected as the acting Chief Financial Officer of the Company.

In connection with the foregoing appointment, the Company entered into a Shared Service Agreement (the “Agreement”) with Roche Enterprises, Inc. and Cachet, under which (among other things) Mr. Key will provide services as Chief Financial Officer both to Cachet and the Company. Each of the Company and Cachet will reimburse Roche Enterprises, Inc. for certain costs in connection with this arrangement. Mr. Key may enter into an indemnification agreement with Acorn as an officer. At this time, Mr. Key’s compensation arrangements with the Company have not been determined.

We issued a press release relating to the foregoing resignation and appointment, which is attached as Exhibit 99.1 to this report.

EXHIBIT

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2018

Acorn International, Inc

By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive officer